SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

interclick, inc.

(Name of Subject Company (Issuer))

Innsbruck Acquisition Corp.

Yahoo! Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	458483203
(Titles of classes of securities)	(CUSIP number of class of securities)

Michael Callahan, Esq.

Executive Vice President, General Counsel and Secretary

Yahoo! Inc.

701 First Avenue

Sunnyvale, California 94089

(408) 349-3300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Ora Fisher, Esq.

Jamie Leigh, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Tel: (650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$285,515,451.00	$32,720.07

*	Estimated solely for purposes of calculating the filing fee. This amount assumes the purchase of up to 31,723,939 shares of common stock of the Issuer and was calculated as follows: (i) 25,260,987 shares issued and outstanding (including 946,325 shares subject to a right of repurchase, risk of forfeiture or restrictions on transfer multiplied by $9.00 per share, (ii) 670,494 shares issuable upon the exercise of outstanding warrants multiplied by the $9.00 per share and (iii) 5,792,458 shares issuable pursuant to outstanding options multiplied by $9.00 per share. The share numbers are based on information provided by the Issuer to the Offeror(s) as of November 11, 2011, the most recent practicable date.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,720.07	Filing Party: Innsbruck Acquisition Corp. and Yahoo! Inc.

Form or Registration No.: Schedule TO	Date Filed: November 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2011, by Innsbruck Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation (“Yahoo!”), relating to an offer by Purchaser to purchase all of the issued and outstanding shares of common stock of interclick, inc., a Delaware corporation (“interclick”), par value $0.001 per share (the “Shares”), at a price of $9.00 per Share, net to the seller in cash, without interest and less any applicable withholding tax (such price, or any different price per Share as may be paid in the Offer (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as exhibits (which, together with any amendments or supplements, collectively constitute the “Offer”). This Amendment is being filed on behalf of Purchaser.

The information contained in the Schedule TO, including any amendments thereto, remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph immediately following the paragraph entitled “Warrants” in Section 3 entitled “Procedure for Tendering Shares” of the Offer to Purchase.

On November 23, 2011, interclick delivered to Yahoo! an executed amendment to each outstanding interclick warrant to purchase Shares such that each applicable warrant, if not previously exercised, will be automatically exercised immediately prior to the effective time of the Merger. Accordingly, the condition to the Offer relating to the amendment of interclick warrants has been satisfied. See “Section 14 — Conditions of the Offer.”

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph immediately following the paragraph entitled “Treatment of Warrants” in Section 13 entitled “Summary of the Merger Agreement and Other Agreements” of the Offer to Purchase.

On November 23, 2011, interclick delivered to Yahoo! an executed amendment to each outstanding interclick warrant to purchase Shares such that each applicable warrant, if not previously exercised, will be automatically exercised immediately prior to the effective time of the Merger. Accordingly, the condition to the Offer relating to the amendment of interclick warrants has been satisfied. See “Section 14 — Conditions of the Offer.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Innsbruck Acquisition Corp.

By:	/s/ Michael J. Callahan
	Name:	Michael J. Callahan
	Title:	Vice President and Secretary

Yahoo! Inc.

By:	/s/ Michael J. Callahan
	Name:	Michael J. Callahan
	Title:	Executive Vice President, General Counsel
and Secretary

Date: November 25, 2011